Exhibit 99.5

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended June 30, 2021

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	First Quarter of Fiscal Year 2022 Highlights	2
3.	Operating Performance	4
4.	Investment in Associates	10
5.	Overview of Financial Results	12
6.	Liquidity and Capital Resources	15
7.	Financial Instruments and Related Risks	16
8.	Off-Balance Sheet Arrangements	18
9.	Transactions with Related Parties	18
10.	Alternative Performance (Non-IFRS) Measures	19
11.	Critical Accounting Policies, Judgments, and Estimates	22
12.	New Accounting Standards	22
13.	Other MD&A Requirements	23
14.	Outstanding Share Data	23
15.	Risks and Uncertainties	23
16.	Disclosure Controls and Procedures	28
17.	Directors and Officers	28
Technical Information		29
Forward Looking Statements		29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months ended June 30, 2021 and the related notes contains therein. In addition, this MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2021, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F (available on EDGAR at www.sec.gov). The Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited consolidated interim financial statements for the three months ended June 30, 2021, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2021. This MD&A refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, working capital, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, production cost per tonne, and all-in sustaining production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 10, “Alternative Performance (Non-IFRS) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add due to rounding.

This MD&A is prepared as of August 4, 2021 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is a profitable Canadian mining company currently producing silver, gold, lead, and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American under the symbol “SVM”.

2.	First Quarter of Fiscal Year 2022 Highlights

  Mined 231,235 tonnes of ore and milled 243,077 tonnes of ore, down 9% and 7% compared to the prior year quarter due primarily to slow downs during contract renewal negotiations with mining contractors, which were successfully completed as announced July 13, 2021;

  Sold approximately 1.6 million ounces of silver, 1,000 ounces of gold, 16.8 million pounds of lead, and 7.3 million pounds of zinc, representing decreases of 12%, 9%, and 20% in silver, gold and lead sold, and an increase of 4% in zinc sold, compared to the prior year quarter;

  Revenue of $58.8 million, up 26% compared to $46.7 million in the prior year quarter;

  Net income attributable to equity shareholders of $12.2 million, or $0.07 per share, compared to $15.5 million, or $0.09 per share in the prior year quarter;

  Adjusted earnings1 attributable to equity shareholders of $15.8 million, or $0.09 per share, compared to $9.6 million, or $0.05 per share in the prior year quarter. The adjustments were made to remove impacts from non-recurring items, share-based compensation, foreign exchange, mark-to-market equity investments, and the share of associates’ operating results.

  Income from mine operations in Q1 Fiscal 2022 was $25.5 million, up 32% compared to $19.3 million in

____________________
1 Non-IFRS measures, please refer to section 10 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

  prior year quarter.

  Cash flow from operations of $36.5 million, up 21% or $6.4 million compared to $30.1 million in the prior year quarter;

  Cash cost per ounce of silver1, net of by-product credits, of negative $1.43 compared to negative $1.48 in the prior year quarter;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $7.46, compared to $5.61 in the prior year quarter;

  Paid $2.2 million of dividends to the Company’s shareholders;

  Invested $5.0 million in Whitehorse Gold Corp. (“WHG”) to increase the Company’s ownership interest in WHG by 2.5% to 29.5%; and

  Strong balance sheet with $214.4 million in cash and cash equivalents and short-term investments, up $15.3 million or 8% compared to $199.1 million as at March 31, 2021. This does not include the investments in associates and equity investment in other companies, having a total market value of $243.2 million as at June 30, 2021.

____________________
1 Non-IFRS measures, please refer to section 10 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

3.	Operating Performance

(a)	Consolidated operating performance

The following table summarizes consolidated operational information for the three months ended June 30, 2021 and 2020:

Consolidated	Three months ended June 30,
	2021	2020	Changes
Production Data
Mine Data
Ore Mined (tonne)	231,235	254,555	-9%
Ore Milled (tonne)	243,077	262,326	-7%

Head Grades
Silver (gram/tonne)	207	228	-9%
Lead (%)	3.2	3.7	-14%
Zinc (%)	1.7	1.6	6%

Recovery Rates
Silver (%)	93.2	93.1	0%
Lead (%)	94.6	95.1	-1%
Zinc (%)	80.7	79.5	1%

Cost Data
+ Mining cost per tonne of ore mined ($)	83.65	73.91	13%
Cash mining cost per tonne of ore mined ($)	62.38	54.97	13%
Depreciation and amortization charges per tonne of ore mined ($)	21.27	18.94	12%

+ Unit shipping costs ($)	2.27	2.50	-9%

+ Milling costs per tonne of ore milled ($)	14.76	11.04	34%
Cash milling costs per tonne of ore milled ($)	12.90	9.58	35%
Depreciation and amortization charges per tonne of ore milled ($)	1.86	1.46	27%

+ Cash production cost per tonne of ore processed ($)	77.55	67.05	16%
+ All-in sustaining cost per tonne of ore processed ($)	131.48	112.59	17%

+ Cash cost per ounce of Silver, net of by-product credits ($)	(1.43)	(1.48)	3%
+ All-in sustaining cost per ounce of silver, net of by-product credits ($)	7.46	5.61	33%

Concentrate inventory
Lead concentrate (tonne)	695	1,338	-48%
Zinc concentrate (tonne)	375	969	-61%

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,642	1,872	-12%
Gold (in thousands of ounces)	1.0	1.1	-9%
Lead (in thousands of pounds)	16,810	20,885	-20%
Zinc (in thousands of pounds)	7,255	6,958	4%

Revenue
Silver (in thousands of $)	33,994	26,185	30%
Gold (in thousands of $)	1,508	1,477	2%
Lead (in thousands of $)	14,401	14,374	0%
Zinc (in thousands of $)	7,368	4,155	77%
Other (in thousands of $)	1,548	514	201%
	58,819	46,705	26%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	20.70	13.99	48%
Gold ($ per ounce)	1,508	1,343	12%
Lead ($ per pound)	0.86	0.69	25%
Zinc ($ per pound)	1.02	0.60	70%

+ Alternative performance (Non-IFRS) measures, see section 10 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(i)	Mine and Mill Production

For the three months ended June 30, 2021 (“Q1 Fiscal 2022”), the Company mined 231,235 tonnes of ore, down 9% or 23,320 tonnes, compared to 254,555 tonnes in the three months ended June 30, 2020 (“Q1 Fiscal 2021”). Ore milled in Q1 Fiscal 2022 was 243,077 tonnes, down 7% or 19,249 tonnes, compared to 262,326 tonnes in Q1 Fiscal 2021. The decrease was primarily a result of the Company’s mining contract renewal negotiation at the Ying Mining District as reported in the Company’s news releases dated July 13 and April 28, 2021. Contracts were renewed for an additional 2 years in mid May 2021, and the Company expects to increase production in the remaining three quarters and meet its annual guidance.

(ii)	Metal Sales

In Q1 Fiscal 2022, the Company sold approximately 1.6 million ounces of silver, 1,000 ounces of gold, 16.8 million pounds of lead, and 7.3 million pounds of zinc, representing decreases of 12%, 9%, and 20% in silver, gold and lead sold, respectively, and an increase of 4% in zinc sold, compared to approximately 1.9 million ounces of silver, 1,100 ounces of gold, 20.9 million pounds of lead, and 7.0 million pounds of zinc sold in Q1 Fiscal 2021.

(iii)	Per Tonne Costs[1]

Compared to Q1 Fiscal 2021, the Company’s consolidated per tonne costs in the current quarter were mainly impacted by i) a 9% appreciation of the Chinese yuan against the US dollar, resulting in higher costs presented in the US dollar; ii) an average 7% increase in frontline workers’ pay rate, iii) lower production at the Ying Mining District resulting in higher per tonne fixed cost allocation, and iv) an overall of 14.5% increase in mining contractors’ fee rate at the Ying Mining District as reported previously in the Company’s news release dated May 20, 2021. However, the consolidated cash production cost and all-in sustaining production cost per tonne of ore processed in Q1 Fiscal 2022 are still in line with the Company’s annual guidance.

In Q1 Fiscal 2022, the consolidated total mining cost and cash mining cost were $83.65 and $62.38 per tonne, up 13% and 13%, respectively, compared to $73.91 and $54.97 per tonne, respectively, in Q1 Fiscal 2021.

The consolidated total milling cost and cash milling cost were $14.76 and $12.90 per tonne, compared to $11.04 and $9.58 per tonne, respectively, in Q1 Fiscal 2021.

The consolidated cash production cost and all-in sustaining production cost per tonne of ore processed in Q1 Fiscal 2022 were $77.55 and $131.48, up 16% and 17%, respectively, compared to $67.05 and $112.59 in Q1 Fiscal 2021.

(iv)	Costs per Ounce of Silver, Net of By-Product Credits[1]

In Q1 Fiscal 2022, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.43, compared to negative $1.48 in the prior year quarter. The increase was mainly due to the increase in per tonne cash production costs as discussed above, offset by an increase of $4.16 in by-product credits per ounce of silver. Sales from lead and zinc in Q1 Fiscal 2022 amounted to $21.8 million, up $3.3 million, compared to $18.5 million in Q1 Fiscal 2021.

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $7.46, compared to $5.61 in Q1 Fiscal 2021. The increase was mainly due to the increase in per tonne all-in sustaining production cost as discussed above, offset by an increase of $4.16 in by-product credits per ounce of silver.

(v)	Exploration and Development

In Q1 Fiscal 2022, on a consolidated basis, a total of 107,913 metres or $4.6 million worth of diamond drilling were completed (Q1 Fiscal 2021 - 36,697 metres or $1.1 million), of which approximately 50,666 metres or $1.3 million worth of underground drilling were expensed as part of mining costs (Q1 Fiscal 2021 - 36,697 metres or $1.1 million) and approximately 57,247 metres or $3.3 million worth of drilling were capitalized (Q1 Fiscal 2021 - nil). In addition, approximately 6,955 metres or $2.8 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q1 Fiscal 2021 - 10,142 metres or $2.6 million), and approximately 17,263

____________________
1 Alternative Performance (Non-IFRS) measure. Please refer to section 10 for reconciliation.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

metres or $6.6 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q1 Fiscal 2021 - 26,375 metres or $9.0 million).

(b)	Individual Mine Performance

(i)	Ying Mining District

The following table summarize the operational information at the Ying Mining District for the three months ended June 30, 2021 and 2020. The Ying Mining District is the Company’s primary source of production, and consists of four mining licenses, including the SGX, HPG, TLP-LME-LMW, and DCG mines.

Ying Mining District	Three months ended June 30,
	2021	2020	Changes
Production Data
Mine Data
Ore Mined (tonne)	142,907	174,176	-18%
Ore Milled (tonne)	155,407	177,689	-13%

Head Grades
Silver (gram/tonne)	279	293	-5%
Lead (%)	4.2	4.6	-9%
Zinc (%)	0.8	0.8	0%

Recovery Rates
Silver (%)	94.7	94.7	0%
Lead (%)	95.7	96.2	-1%
Zinc (%)	59.7	63.8	-6%

Cost Data
+ Mining cost per tonne of ore mined ($)	104.78	87.94	19%
Cash mining cost per tonne of ore mined ($)	77.25	64.12	20%
Depreciation and amortization charges per tonne of ore mined ($)	27.53	23.82	16%

+ Unit shipping costs ($)	3.59	3.64	-1%

+ Milling costs per tonne of ore milled ($)	14.09	10.04	40%
Cash milling cost per tonne of ore milled ($)	11.95	8.45	41%
Depreciation and amortization charges per tonne of ore milled ($)	2.14	1.59	35%

+ Cash production cost per tonne of ore processed ($)	92.79	76.21	22%
+ All-in sustaining cost per tonne of ore processed ($)	138.55	116.99	18%

+ Cash cost per ounce of Silver, net of by-product credits ($)	0.80	(0.87)	192%
+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	6.54	4.14	58%

Concentrate inventory
Lead concentrate (tonne)	612	1,254	-51%
Zinc concentrate (tonne)	196	177	11%

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,447	1,672	-13%
Gold (in thousands of ounces)	1.0	1.1	-9%
Lead (in thousands of pounds)	14,175	17,779	-20%
Zinc (in thousands of pounds)	1,521	2,037	-25%

Revenue
Silver (in thousands of $)	30,924	24,107	28%
Gold (in thousands of $)	1,508	1,477	2%
Lead (in thousands of $)	12,187	12,346	-1%
Zinc (in thousands of $)	1,614	1,371	18%
Other (in thousands of $)	1,185	385	208%
	47,418	39,686	19%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	21.37	14.42	48%
Gold ($ per ounce)	1,508	1,343	12%
Lead ($ per pound)	0.86	0.69	25%
Zinc ($ per pound)	1.06	0.67	58%

+ Alternative Performance (Non -IFRS) measures, see section 10 for reconciliation

In Q1 Fiscal 2022, a total of 142,907 tonnes of ore were mined and 155,407 tonnes of ore were milled at the Ying Mining District, down 18% and 13%, compared to 174,176 tonnes mined and 177,689 tonnes milled in Q1 Fiscal 2021. The decrease was mainly due to the interruption arising from the Company’s mining contracts renewal

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

negotiations as discussed above.

Average head grades of ore processed were 279 g/t for silver, 4.2% for lead, and 0.8% for zinc compared to 293 g/t for silver, 4.6% for lead, and 0.8% for zinc in Q1 Fiscal 2021.

Metals sold were approximately 1.4 million ounces of silver, 1,000 ounces of gold, 14.2 million pounds of lead, and 1.5 million pounds of zinc, compared to 1.7 million ounces of silver, 1,100 ounces of gold, 17.8 million pounds of lead, and 2.0 million pounds of zinc in Q1 Fiscal 2021.

The per tonne costs at the Ying Mining District in Q1 Fiscal 2022 were mainly impacted by the same factors as the consolidated per tonne costs as discussed above, including i) a 9% appreciation of the Chinese yuan against the US dollar resulting in higher costs presented in the US dollar; ii) lower production resulting in higher per tonne fixed cost allocation, iii) an overall 14.5% increase in mining contractors’ fee rate; and iv) an average 8% increase in frontline workers’ pay rate at the Ying Mining District.

In Q1 Fiscal 2022, the per tonne cash mining cost and milling cost at the Ying Mining District were $77.25 and $11.95, respectively, compared to $64.12 and $8.45 in Q1 Fiscal 2021. Correspondingly, the cash production cost per tonne of ore processed was $92.79, up 22% compared to $76.21 in Q1 Fiscal 2021. The all-in sustaining cost per tonne of ore processed was $138.55, up 18% compared to $116.99 in Q1 Fiscal 2021.

In Q1 Fiscal 2022, the cash cost per ounce of silver and all in sustaining cost per ounce of silver, net of by-product credits, at the Ying Mining District were $0.80 and $6.54, respectively, compared to negative $0.87 and $4.14 in Q1 Fiscal 2021.

In Q1 Fiscal 2022, a total of 89,189 metres or $3.9 million worth of diamond drilling were completed (Q1 Fiscal 2021 - 28,485 metres or $0.8 million), of which approximately 31,942 metres or $0.7 million worth of underground drilling were expensed as part of mining costs (Q1 Fiscal 2021 - 28,485 metres or $0.8 million) and approximately 57,247 metres or $3.3 million worth of drilling were capitalized (Q1 Fiscal 2021 - nil). In addition, approximately 6,501 metres or $2.5 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q1 Fiscal 2021 - 6,207 metres or $1.8 million), and approximately 12,973 metres or $5.4 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q1 Fiscal 2021 - 23,108 metres or $7.8 million).

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three months ended June 30, 2021 and 2020:

GC Mine	Three months ended June 30,
	2021	2020	Changes
Production Data
Mine Data
Ore Mined (tonne)	88,328	80,379	10%
Ore Milled (tonne)	87,670	84,637	4%

Head Grades
Silver (gram/tonne)	80	93	-14%
Lead (%)	1.5	1.9	-21%
Zinc (%)	3.3	3.4	-3%

Recovery Rates
Silver (%) *	84.1	82.8	2%
Lead (%)	89.3	89.8	-1%
Zinc (%)	89.3	87.3	2%

Cost Data
+ Mining cost per tonne of ore mined ($)	49.46	43.50	14%
Cash mining cost per tonne of ore mined ($)	38.32	35.13	9%
Depreciation and amortization charges per tonne of ore mined ($)	11.14	8.37	33%

+ Milling cost per tonne of ore milled ($)	15.95	13.14	21%
Cash milling cost per tonne of ore milled ($)	14.58	11.95	22%
Depreciation and amortization charges per tonne of ore milled ($)	1.37	1.19	15%

+ Cash production cost per tonne of ore processed ($)	52.90	47.08	12%
+ All-in sustaining cost per tonne of ore processed ($)	71.67	65.84	9%

+ Cash cost per ounce of Silver, net of by-product credits ($)	(17.96)	(6.59)	-173%
+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	(7.98)	2.41	-431%

Concentrate inventory
Lead concentrate (tonne)	83	84	-1%
Zinc concentrate (tonne)	179	792	-77%

Sales Data
Metal Sales
Silver (in thousands of ounces)	195	200	-3%
Lead (in thousands of pounds)	2,635	3,106	-15%
Zinc (in thousands of pounds)	5,734	4,921	17%

Revenue
Silver (in thousands of $)	3,070	2,078	48%
Lead (in thousands of $)	2,214	2,028	9%
Zinc (in thousands of $)	5,754	2,784	107%
Other (in thousands of $)	363	129	181%
	11,401	7,019	62%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce) **	15.74	10.39	51%
Lead ($ per pound)	0.84	0.65	29%
Zinc ($ per pound)	1.00	0.57	75%

* Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.
** Silver in zinc concentrate is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Alternative Performance (Non-IFRS) measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

In Q1 Fiscal 2022, a total of 88,328 tonnes of ore were mined and 87,670 tonnes were milled at the GC Mine, up 10% and 4%, respectively, compared to 80,379 tonnes mined and 84,637 tonnes milled in Q1 Fiscal 2021.

Average head grades of ore milled were 80 g/t for silver, 1.5% for lead, and 3.3% for zinc compared to 93 g/t for silver, 1.9% for lead, and 3.4% for zinc in Q1 Fiscal 2021.

Metals sold were approximately 195 thousand ounces of silver, 2.6 million pounds of lead, and 5.7 million pounds of zinc, compared to 200 thousand ounces of silver, 3.1 million pounds of lead, and 4.9 million pounds of zinc in Q1 Fiscal 2021.

The cash mining cost at the GC Mine was $38.32 per tonne, up 9% compared to $35.13 per tonne in Q1 Fiscal 2021, and the cash milling cost was $14.58 per tonne, compared to $11.95 in Q1 Fiscal 2021. The cash production cost per tonne was $52.90, up 12%, compared to $47.08 in Q1 Fiscal 2021. The all-in sustaining production cost per tonne of ore processed was $71.67, up 9%, compared to $65.84 in Q1 Fiscal 2021. Excluding the impact arising from the appreciation of Chinese yuan against US dollar, the all-in sustaining production cost per tonne at the GC Mine in Q1 Fiscal 2022 was comparable to the cost in Q1 Fiscal 2021.

The cash cost per ounce of silver and all-in sustaining cost per ounce of silver, net of by-product credits, at the GC Mine, in Q1 Fiscal 2022, were negative $17.96 and negative $7.98, respectively, compared to negative $6.59 and $2.41 in Q1 Fiscal 2021. The improvement was mainly due to an increase of $18.02 in by-product credits per ounce of silver, offset by the increase in cash production cost and all-in production cost per tonne of ore processed as discussed above. Revenue from lead and zinc was $8.0 million, up $3.2 million, compared to $4.8 million in Q1 Fiscal 2021.

In Q1 Fiscal 2022, approximately 18,724 metres or $0.6 million worth of underground diamond drilling (Q1 Fiscal 2021 - 8,212 metres or $0.3 million) and 454 metres or $0.3 million of tunnelling (Q1 Fiscal 2021 - 3,458 metres or $0.8 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 4,290 metres or $1.2 million of horizontal tunnels, raises, and declines were completed and capitalized (Q1 Fiscal 2021 - 3,267 metres or $1.2 million).

(iii)	BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company is carrying out activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

(iv)	La Yesca Project

The Company, through its subsidiary New Infini Silver Inc. (“New Infini”), has received its drilling permit and initiated a 10,000-metre drilling program at La Yesca Project in Q1 Fiscal 2022.

(v)	Zhonghe Silver Project

The execution of the Transfer Contract for Zhonghe Silver Project is pending the national security clearance by the relevant Chinese authorities. No guarantee can be given that the national security clearance will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

(c)	Annual Operating Outlook

All references to Fiscal 2022 Guidance in this MD&A refer to the “Fiscal 2022 Operating Outlook” section in the Company’s Fiscal 2021 Annual MD&A dated May 20, 2021 (“Fiscal 2022 Guidance”) filed under the Company’s SEDAR profile at www.sedar.com.

(i)	Production and Production Costs

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table summarizes the Q1 Fiscal 2022 production and production costs achieved compared to the respective Fiscal 2022 Guidance:

		Head grades			Metal production			Production costs
	Ore processed	Silver	Lead	Zinc	Silver	Lead	Zinc	Cash cost	AISC
	(tonnes)	(g/t)	(%)	(%)	(Koz)	(Klbs)	(Klbs)	($/t)	($/t)
Q1 Fiscal 2022 Actual Results
Ying Mining District	155,407	279	4.2	0.8	1,283	13,278	1,519	92.79	138.55
GC Mine	87,670	80	1.5	3.3	190	2,600	5,679	52.90	71.67
Consolidated	243,077	207	3.2	1.7	1,474	15,878	7,198	77.55	131.48
	.
Fiscal 2022 Guidance
Ying Mining District	670,000 - 700,000	284	4.2	0.9	5,700-5,900	57,200-59,800	7,800-8,100	87.1-91.7	134.2-141.2
GC Mine	290,000 - 310,000	86	1.5	3.6	600-700	8,500-9,100	19,100-20,400	55.7-59.6	81.3-85.6
Consolidated	960,000 - 1,010,000	223	3.3	1.7	6,300-6,600	65,700-68,900	26,900-28,500	77.7-82.6	130.7-141.7

% of Fiscal 2022 Guidance*
Ying Mining District	23%	98%	100%	89%	22%	23%	19%	104%	101%
GC Mine	29%	93%	100%	92%	29%	30%	29%	92%	86%
Consolidated	25%	93%	97%	100%	23%	24%	26%	97%	97%

* Percentage calculated based on mid-point of the related Fiscal 2022 Guidance

Notwithstanding the production decline in Q1 Fiscal 2022, the Company expects to increase production in the remaining three quarters and meet its annual guidance to produce between 6.3 - 6.6 million ounces of silver, 65.7 - 68.9 million pounds of lead, and 26.9 - 28.5 million pounds of zinc in Fiscal 2022.

(ii)	Development and Capital Expenditures

The following table summarizes the Q1 Fiscal 2022 development work and capitalized expenditures compared to the respective Fiscal 2021 Guidance.

	Capitalized Development and Expenditures
			Exploration and Development				Equipment &
	Ramp Development			Tunnels	Capitalized Exploration Drilling		Facilities	Total
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	(Metres)	($ Thousand)
Q1 Fiscal 2022 Actual Results
Ying Mining District	1,594	$1,011	11,379	$4,569	57,247	$3,252	$933	70,220	$9,765
GC Mine	312	277	3,978	904	-	-	28	4,290	1,209
Corporate and other	-	-	-	-	-	114	84	-	198
Consolidated	1,906	$1,288	15,357	$5,473	57,247	$3,366	$1,045	74,510	$11,172

Fiscal 2022 Guidance
Ying Mining District	6,100	$5,200	52,200	$18,800	50,000	$3,500	$6,300	108,300	$33,800
GC Mine	500	400	10,300	3,000	-	-	1,000	10,800	4,400
Consolidated	6,600	$5,600	62,500	$21,800	50,000	$3,500	$7,300	119,100	$38,200

% of Fiscal 2022 Guidance
Ying Mining District	26%	19%	22%	24%	114%	93%	15%	65%	29%
GC Mine	62%	69%	39%	30%	-	-	3%	40%	27%
Consolidated	29%	23%	25%	25%	114%	96%	14%	63%	29%

* Capitalized drilling includes surface diamond drilling and some underground drilling which was believed for the purpose to define additional mineral resources.

The Company continues to carry out extensive drilling programs to define additional resources and to test gold mineralization at the Ying Mining District.

4.	Investment in Associates

(a)	New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and the NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of two common directors and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at June 30, 2021, the Company owned 43,917,216 common shares of NUAG (March 31, 2021 - 43,917,216), representing an ownership interest of 28.4% (March 31, 2021 - 28.6%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2020	42,596,506	$44,555	$148,624
Participation in public offering	1,320,710	5,805
WHG Spin-out		(1,793)
Share of net loss		(1,672)
Share of other comprehensive loss		(2,324)
Foreign exchange impact		5,828
Balance March 31, 2021	43,917,216	$50,399	$181,257
Share of net loss		(260)
Share of other comprehensive income		3,605
Foreign exchange impact		707
Balance June 30, 2021	43,917,216	$54,451	$211,188

(b)	Investment in Whitehorse Gold Corp. (“WHG”)

WHG is a Canadian public company listed on the TSX Venture Exchange (symbol: WHG). The Company accounts for its investment in WHG using the equity method as it is able to exercise significant influence over the financial and operating policies of WHG.

On May 14, 2021, the Company participated in a brokered private placement of WHG and purchased 4,000,000 units at a cost of $4,960. Each unit consisted of one WHG common share and one common share purchase warrant with exercise price of CAD$2 which expires on May 14, 2026.

As at June 30, 2021, the Company owned 15,514,285 common shares of WHG (March 31, 2021 - 11,514,285), representing an ownership interest of 29.5% (March 31, 2021 - 27.0%). The summary of the investment in WHG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of WHG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2020
Distributed under WHG spin-out	5,740,285	1,793
Participation in private placement	5,774,000	1,326
Share of net loss		(174)
Foreign exchange impact		113
Balance March 31, 2021	11,514,285	$3,058	$15,108
Participation in private placement	4,000,000	4,960
Share of net loss		(136)
Foreign exchange impact		(73)
Balance June 30, 2021	15,514,285	$7,809	$18,776

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

5.	Overview of Financial Results

(a)	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past nine quarters as well as selected annual results for the past two years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales.

Fiscal 2022	Quarter Ended				Quarter Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Jun 30, 2021
Revenue	$58,819				$58,819
Cost of mine operations	$33,315				33,315
Income from mine operations	25,504				25,504
Corporate general and administrative expenses	3,838				3,838
Foreign exchange loss	450				450
Share of loss in associates	396				396
Loss (gain) on equity investments	722				722
Other items	314				314
Income from operations	19,784				19,784
Finance items	(1,265)				(1,265)
Income tax expenses (recovery)	4,817				4,817
Net income	16,232				16,232
Net income attributable to equity holders of the Company	12,212				12,212
Basic earnings per share	0.07				0.07
Diluted earnings per share	0.07				0.07
Cash dividend declared	2,202				2,202
Cash dividend declared per share	0.0125				0.013
Other financial information
Total assets					685,670
Total liabilities					95,496
Total attributable shareholders' equity					490,995
Fiscal 2021	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Mar 31, 2021
Revenue	$46,705	$56,372	$53,296	$35,732	$192,105
Cost of mine operations	$27,420	$29,700	$28,495	22,328	107,943
Income from mine operations	19,285	26,672	24,801	13,404	84,162
Corporate general and administrative expenses	2,687	2,784	3,525	3,369	12,365
Foreign exchange loss	2,670	1,349	2,954	773	7,746
Share of loss in associates	161	319	550	816	1,846
Loss (gain) on equity investments	(5,466)	(2,771)	(600)	1,105	(7,732)
Other items	(3,841)	214	(258)	2,098	(1,787)
Income from operations	23,074	24,777	18,630	5,243	71,724
Finance items	(800)	(657)	295	(617)	(1,779)
Income tax expenses (recovery)	5,382	5,877	6,046	(4,311)	12,994
Net income	18,492	19,557	12,289	10,171	60,509
Net income attributable to equity holders of the Company	15,491	15,472	8,392	7,021	46,376
Basic earnings per share	0.09	0.09	0.05	0.04	0.27
Diluted earnings per share	0.09	0.09	0.05	0.04	0.26
Cash dividend declared	2,178	-	2,190	-	4,368
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					652,642
Total liabilities					86,914
Total attributable shareholders' equity					467,574

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Fiscal 2020	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Mar 31, 2020
Revenue	$45,576	$49,886	$44,508	$18,859	$158,829
Cost of mine operations	27,843	27,219	28,738	15,655	99,455
Income from mine operations	17,733	22,667	15,770	3,204	59,374
Corporate general and administrative	2,353	2,583	2,568	2,590	10,094
Foreign exchange loss (gain)	854	(797)	1,277	(5,437)	(4,103)
Share of loss in associates	281	244	322	429	1,276
Dilution gain on investment in associate	(723)	-	-	-	(723)
Gain on disposal of mineral rights and properties	(1,477)	-	-	-	(1,477)
Gain on equity investments	-	-	-	-	-
Other items	386	519	160	1,080	2,145
Income from operations	16,059	20,118	11,443	4,542	52,162
Finance items	(754)	(682)	(988)	474	(1,950)
Income tax expenses (recovery)	(488)	5,139	3,715	543	8,909
Net income	17,301	15,661	8,716	3,525	45,203
Net income attributable to equity holders of the Company	12,607	12,221	6,283	3,163	34,274
Basic earnings per share	0.07	0.07	0.04	0.02	0.20
Diluted earnings per share	0.07	0.07	0.04	0.02	0.20
Cash dividend declared	2,125	-	2,162	-	4,287
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					512,760
Total liabilities					73,788
Total attributable shareholders' equity					368,682

(b)	Overview of Q1 Fiscal 2022 Financial Results

Net income attributable to equity shareholders of the Company in Q1 Fiscal 2022 was $12.2 million or $0.07 per share, compared to $15.5 million or $0.09 per share in Q1 Fiscal 2021.

In Q1 Fiscal 2022, the Company’s consolidated financial results were mainly impacted by i) an increase of 48%, 12%, 25%, and 70%, respectively, in the realized selling prices for silver, gold, lead and zinc; offset by ii) a decrease of 12%, 9%, and 20%, respectively, in silver, gold, and lead sold; iii) lower production; and iv) the depreciation of the US dollar against the Company’s functional currencies, mainly the Chinese yuan and the Canadian dollar.

Revenue in Q1 Fiscal 2022 was $58.8 million, up 26% or $12.1 million compared to $46.7 million in Q1 Fiscal 2021. The increase was mainly due to i) an increase of $19.3 million arising from the increase in the net realized selling metal prices; ii) an increase of $1.3 million arising from the increase in the quantities of zinc sold; offset by iii) a decrease of $8.5 million arising from the decrease in the quantities of silver, gold, and lead sold. Revenues from silver, gold, and base metal were $34.0 million, $1.5 million, and $23.3 million, respectively, up 30%, 2%, and 22%, respectively, compared to $26.2 million, $1.5 million, and $19.0 million in Q1 Fiscal 2021. Revenue from the Ying Mining District was $47.4 million, up 19%, compared to $39.7 million in Q1 Fiscal 2021. Revenue from the GC Mine was $11.4 million, up 62%, compared to $7.0 million in Q1 Fiscal 2021.

Fluctuation in sales revenue is mainly dependent on metal sales and realized metal prices. The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on SME, excluding gold, include VAT. The following table is a comparison among the Company’s net realized selling prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”):

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021
Net realized selling prices	$20.70	$13.99	$1,508	$1,343	$0.86	$0.69	$1.02	$0.60
SME	$27.18	$17.30	$1,819	$1,682	$1.07	$0.92	$1.55	$1.06
LME	$26.69	$16.33	$1,816	$1,711	$0.97	$0.76	$1.33	$0.89

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Cost of mine operations in Q1 Fiscal 2022 was $33.3 million, up 21% compared to $27.4 million in Q1 Fiscal 2021.

Items included in cost of mine operations are as follows:

	Q1 Fiscal 2022	Q1 Fiscal 2021	Change
Production costs	$22,485	17,747	27%
Depreciation and amortization	6,214	5,740	8%
Mineral resource taxes	1,413	1,336	6%
Government fees and other taxes	691	540	28%
General and administrative	2,512	2,057	22%
	$33,315	27,420	21%

Production costs expensed in Q1 Fiscal 2022 were $22.5 million, up 27% compared to $17.7 million in Q1 Fiscal 2021. The increase was mainly due to the increase in per tonne production costs.

The increases in the mineral resource taxes and government fees and other taxes were mainly due to higher revenue achieved in Q1 Fiscal 2022. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

General and administrative expenses for the mine operations in Q1 Fiscal 2022 were $2.5 million, up 22% compared to $2.1 million in Q1 Fiscal 2021. The increase was mainly due to an average 7% increase in frontline workers’ pay rate and the contribution to employees’ social welfare funds returned to the normal rate. In Q1 Fiscal 2021, a reduced contribution rate to employees’ social welfare funds was granted by the Chinese government due to Covid-19. Items included in general and administrative expenses for the mine operations are as follows:

	Q1 Fiscal 2022	Q1 Fiscal 2021	Change
Amortization and depreciation	$335	$288	16%
Office and administrative expenses	685	591	16%
Professional Fees	106	113	-6%
Salaries and benefits	1,386	1,065	30%
	$2,512	$2,057	22%

Income from mine operations in Q1 Fiscal 2022 was $25.5 million, up 32% compared to $19.3 million in prior year quarter. Income from mine operations at the Ying Mining District was $21.2 million, up 20% compared to $17.6 million in Q1 Fiscal 2021. Income from mine operations at the GC Mine was $4.4 million, up 144% compared to $1.8 million in Q1 Fiscal 2021.

Corporate general and administrative expenses in Q1 Fiscal 2022 were $3.8 million, up $1.1million, compared to $2.7 million in Q1 Fiscal 2021. The increase was mainly due to an increase of $1.3 million in share-based compensation from additional share awards granted in Q1 Fiscal 2022. Items included in corporate general and administrative expenses are as follows:

	Q1 Fiscal 2022	Q1 Fiscal 2021	Change
Amortization and depreciation	$146	$120	22%
Office and administrative expenses	568	536	6%
Professional Fees	145	318	-54%
Salaries and benefits	988	1,033	-4%
Share-based compensation	1,991	680	193%
	$3,838	$2,687	43%

Property evaluation and business development expenses in Q1 Fiscal 2022 was $0.4 million, compared to a recovery of $3.8 million in Q1 Fiscal 2021. In Q1 Fiscal 2021, a break fee of $6.5 million, net of expenses of $2.5 million, was included as a recovery of property evaluation and business development expenses.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Foreign exchange loss in Q1 Fiscal 2022 was $0.5 million compared to a loss of $2.7 million in Q1 Fiscal 2021. The foreign exchange loss is mainly due to the depreciation of the US dollar against the Canadian dollar.

Loss on disposal of plant and equipment in Q1 Fiscal 2022 was $85 thousands compared to $0.2 million in Q1 Fiscal 2021. The loss was related to the disposal of obsolete equipment.

Share of loss in an associate in Q1 Fiscal 2022 was $0.4 million, compared to $0.2 million in Q1 Fiscal 2021. Share of loss in an associate represents the Company’s equity pickup in NUAG and WHG.

Loss on equity investments in Q1 Fiscal 2022 was $0.7 million, compared to a gain of $5.5 million in Q1 Fiscal 2021.

Finance income in Q1 Fiscal 2022 was $1.4 million compared to $0.9 million in Q1 Fiscal 2021. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Income tax expenses in Q1 Fiscal 2022 were $4.8 million, down $0.6 million compared to $5.4 million in Q1 Fiscal 2021. The income tax expense recorded in Q1 Fiscal 2022 included a current income tax expense of $4.0 million (Q1 Fiscal 2021 - $4.6 million) and a deferred income tax expense of $0.8 million (Q1 Fiscal 2021 - $0.8 million). The current income tax expenses in Q1 Fiscal 2022 included withholding tax expenses of $1.5 million (Q1 Fiscal 2021- $1.1 million), which was paid at a rate of 10% on dividends distributed out of China.

6.	Liquidity and Capital Resources

As at	June 30, 2021	March 31, 2021	Changes
Cash and cash equivalents	$171,458	$118,735	$52,723
Short-term investment	42,968	80,357	(37,389)
	$214,426	$199,092	$15,334

Working capital	$188,905	$184,014	$4,891

	Three months ended June 30,
	2021	2020	Changes
Cash flow
Cash provided by operating activities	$36,452	$30,142	$6,310
Cash provided (used) in investing activities	20,484	(965)	21,449
Cash used in financing activities	(5,500)	(3,294)	(2,206)
Increase (decrease) in cash and cash equivalents	51,436	25,883	25,553
Effect of exchange rate changes on cash and cash equivalents	1,287	2,364	(1,077)
Cash and cash equivalents, beginning of the period	118,735	65,777	52,958
Cash and cash equivalents, end of the period	$171,458	$94,024	$77,434

Cash, cash equivalents and short-term investments as at June 30, 2021 were $214.4 million, up 8% or $15.3 million, compared to $199.1 million as at March 31, 2021.

Working capital as at June 30, 2021 was $188.9 million, up 3% or $4.9 million, compared to $184.0 million as at March 31, 2021.

Cash flow provided by operating activities in Q1 Fiscal 2022 was $36.5 million, up 21% or $6.3 million, compared to $30.1 million in Q1 Fiscal 2021. The increase was due to:

  $27.4 million cash flow from operating activities before changes in non-cash operating working capital, up 20% or $4.5 million, compared to $22.9 million in Q1 Fiscal 2021; and

  $9.1 million cash flow from changes in non-cash working capital, compared to $7.2 million in Q1 Fiscal 2021.

Cash flow provided by investing activities in Q1 Fiscal 2022 was $20.5 million, up $21.4 million, compared to $1.0 million cash used in Q1 Fiscal 2021, and comprised mostly of:

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

  $10.0 million spent on mineral exploration and development expenditures (Q1 Fiscal 2021 - $7.9 million);

  $1.2 million spent to acquire plant and equipment (Q1 Fiscal 2021 - $0.8million);

  $5.0 million spent on investment in associate (Q1 Fiscal 2021 - $5.8 million); and,

  $2.6 million spent on the acquisition of other investments (Q1 Fiscal 2021 - $5.5 million); offset by

  $38.5 million proceeds from the net redemptions of short-term investments (Q1 Fiscal 2021 - $0.9 million spent on net purchase); and

  $0.8 million proceeds from disposal of other investments (Q1 Fiscal 2021 - $16.6 million).

Cash flow used in financing activities in Q1 Fiscal 2022 was $5.5 million, compared to $3.3 million in Q1 Fiscal 2021, and comprised mostly of:

  $0.2 million lease payment (Q1 Fiscal 2021 - $0.1 million);

  $3.9 million in distributions to non-controlling shareholders (Q1 Fiscal 2021 - $3.2 million);

  $2.2 million cash dividends paid (Q1 Fiscal 2021 - $2.2 million); offset by

  $nil repayment received from the non-controlling shareholder of Henan Found (Q1 Fiscal 2021 - $1.4 million); and

  $0.8 million cash received arising from exercise of stock options (Q1 Fiscal 2021 - $0.8 million).

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuing reporting requirements.

7.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”). Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at June 30, 2021 and March 31, 2021 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$171,458	$-	$-	$171,458
Short-term investments - money market instruments	21,813	-	-	21,813
Investments in public companies	13,278	-	-	13,278
Investments in private companies	-	-	4,304	4,304

	Fair value as at March 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$65,777	$-	$-	$65,777
Short-term investments - money market instruments	53,430	-	-	53,430
Investments in public companies	6,633	-	-	6,633
Investments in private companies	-	-	2,117	2,117

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at June 30, 2021 and March 31, 2021, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the years ended June 30, 2021 and 2020.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2021			March 31, 2021
	Within a year	2-5 years	Total	Total
Accounts payable and accrued liabilities	$33,698	$-	$33,698	$30,298
Lease obligation	671	941	1,612	1,741
	$34,369	$941	$35,310	$32,039

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follows:

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

	June 30, 2021	March 31, 2021
Financial assets denominated in U.S. Dollars	$73,888	$58,610

Financial liabilities denominated in U.S. Dollars	$9	$52

As at June 30, 2021, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $7.4 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at June 30, 2021, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on June 30, 2021 (at March 31, 2021 - $nil).

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at June 30, 2021, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $1.1 million and $0.3 million, respectively.

8.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9.	Transactions with Related Parties

Related party transactions are made on terms agreed upon with the related parties. The balances with related parties are unsecured. Related party transactions not disclosed elsewhere in this MD&A are as follows:

(i)	Due from related parties

Due from related parties	June 30, 2021	March 31, 2021
NUAG (a)	$48	$59
WHG (b)	37	19
Henan Non-ferrous (c)	789	769
	$874	$847

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(a)

The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2021, the Company recovered $163 (three months ended June 30, 2020 - $161), from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

The Company recovers costs for services rendered to WHG and expenses incurred on behalf of WHG pursuant to a services and administrative costs reallocation agreement. During the three months ended June 30, 2021, the Company recovered $58 (three months ended June 30, 2020 - $nil), from WHG for services rendered and expenses incurred on behalf of WHG. The costs recovered from WHG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(c)	In January 2021, Henan Found advanced a loan of $744 (RMB¥5 million) to Henan Non-ferrous. The loan bears an interest rate of 4.35% per annum.

The balances with related parties are unsecured.

10.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-IFRS) measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the three months ended June 30, 2021 and 2020:

(a)	Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings and adjusted earnings per share are non-IFRS measures and supplement information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash and unusual items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, gain or loss on mark-to-market equity investments designated as FVTPL, and other non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earning per share.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

	Three months ended June 30,
	2021	2020
Net income as reported for the period	$16,232	$18,492
Adjustments, net of tax
Share-base compensation included in general and administrative	1,991	680
One time break fee recovery included in property evaluation and business development	-	(3,970)
Foreign exchange loss	450	2,670
Share of loss in assoicates	396	161
Loss (gain) on equity investments designated as FVTPL	722	(5,466)
Adjusted earnings for the period	$19,791	$12,567
Non-controlling interest as reported	4,020	3,001
Adjusted earnings attributable to equity holders	$15,771	$9,566
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earning per share	$0.09	$0.05
Diluted adjusted earning per share	$0.09	$0.05
Basic weighted average shares outstanding	175,953,077	173,997,464
Diluted weighted average shares outstanding	178,524,536	176,414,612

(b)	Working Capital

Working capital is an alternative performance (non-IFRS) measure calculated as current asset less current liabilities. Working capital dose not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

(c)	Costs per Ounce of Silver

Cash cost and all-in sustaining cost (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash cost is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and undated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

The following table provides a reconciliation of cash cost and AISC per ounce of silver, net of by-product credits:

			Three months ended June 30, 2021					Three months ended June 30, 2020
(Expressed in thousands of U.S. dollars, except ounce and		Ying Mining					Ying Mining
per ounce amount)		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$17,656	$4,829	$-	$-	$22,485	$14,123	3,624	$-	$-	$17,747
By-product sales
Gold		(1,508)	-	-	-	(1,508)	(1,477)	-	-	-	(1,477)
Lead		(12,187)	(2,214)	-	-	(14,401)	(12,346)	(2,028)	-	-	(14,374)
Zinc		(1,614)	(5,754)	-	-	(7,368)	(1,371)	(2,784)	-	-	(4,155)
Other		(1,185)	(363)	-	-	(1,548)	(385)	(129)	-	-	(514)
Total by-product sales	B	(16,494)	(8,331)	-	-	(24,825)	(15,579)	(4,941)	-	-	(20,520)
Total cash cost, net of by-product credits	C=A+B	1,162	(3,502)	-	-	(2,340)	(1,456)	(1,317)	-	-	(2,773)
Add: Mineral resources tax		1,113	300	-	-	1,413	1,125	211	-	-	1,336
General and administrative		1,727	655	130	3,838	6,350	1,395	549	113	2,687	4,744
Amortization included in general and administrative		(140)	(98)	(97)	(146)	(481)	(115)	(90)	(83)	(120)	(408)
Property evaluation and business development*		-	-	53	337	390	-	-	-	185	185
Government fees and other taxes		548	142	1	-	691	458	81	1		540
Reclamation accretion		53	6	9	-	68	55	6	8	-	69
Lease payment		-	-	-	156	156	-	-	-	132	132
Sustaining capital expenditures		4,997	941	-	70	6,008	5,454	1,042	-	189	6,685
All-in sustaining cost, net of by-product credits	F	9,460	(1,556)	96	4,255	12,255	6,916	482	39	3,073	10,510
Add: Non-sustaining capital expenditures		4,971	171	133	-	5,275	1,611	274	87	-	1,972
All-in cost, net of by-product credits	G	14,431	(1,385)	229	4,255	17,530	8,527	756	126	3,073	12,482
Silver ounces sold ('000s)	H	1,447	195	-	-	1,642	1,672	200	-	-	1,872
Cash cost per ounce of silver, net of by-product credits	(A+B)/H	$0.80	$(17.96)	$-	$-	$(1.43)	$(0.87)	$(6.59)	$-	$-	$(1.48)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$6.54	$(7.98)	$-	$-	$7.46	$4.14	$2.41	$-	$-	$5.61
All-in cost per ounce of silver, net of by-product credits	G/H	$9.97	$(7.10)	$-	$-	$10.68	$5.10	$3.78	$-	$-	$6.67
By-product credits per ounce of silver
Gold		(1.04)	-	-	-	(0.92)	(0.88)	-	-	-	(0.79)
Lead		(8.42)	(11.35)	-	-	(8.77)	(7.38)	(10.14)	-	-	(7.68)
Zinc		(1.12)	(29.51)	-	-	(4.49)	(0.82)	(13.92)	-	-	(2.22)
Other		(0.82)	(1.86)	-	-	(0.94)	(0.23)	(0.65)	-	-	(0.27)
Total by-product credits per ounce of silver		$(11.40)	$(42.72)	$-	$-	$(15.12)	$(9.32)	$(24.71)	$-	$-	$(10.96)

*Recovery of $3,970, arising from the break fee of $6,497 (CAD$9,000) received from Guyana Goldfields Inc. net of expenses of $2,527, was excluded for the three months ended June 30, 2020.

(d)	Costs per Tonne of Ore Processed

The Company uses cost per tonne of ore processed to manage and evaluate operating performance at each of its mines. Cost per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining cost, shipping cost, and milling cost. Cost per tonne of ore processed is the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.

All-in sustaining production cost per tonne is an extension of the cash production cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production cost per tonne is based on the Company’s cash production cost, and further includes corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of production cost and all-in sustaining production cost per tonne of ore processed:

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

		Three months ended June 30, 2021					Three months ended June 30, 2020
(Expressed in thousands of U.S. dollars, except ounce		Ying Mining					Ying Mining
and per ounce amount)		District	GC	Other	Corporate	Consolidated	District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$17,656	$4,829	$-	$-	$22,485	$14,123	$3,624	$-	$-	$17,747
Depreciation and amortization		5,083	1,131	-	-	6,214	5,015	725	-	-	5,740
Adjustment for aggregate plant operations*		(471)				(471)	-	-	-	-	-
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(5,996)	(442)	(34)	-	(6,472)	(4,474)	(241)	(790)	-	(5,505)
Add: stockpile and concentrate inventory - Ending		1,495	254	34	-	1,783	3,404	504	792	-	4,700
Adjustment for foreign exchange movement		(58)	(5)	-	-	(63)	(326)	(2)	(2)	-	(330)
		(4,559)	(193)	-	-	(4,752)	(1,396)	261	-	-	(1,135)
Total production cost		$17,709	$5,767	$-	$-	$23,476	$17,742	$4,610	$-		$22,352
Depreciation and amortization charged to mining costs	A	3,934	984	-	-	4,918	4,149	673	-	-	4,822
Depreciation and amortization charged to milling costs	B	333	120	-	-	453	282	101	-	-	383
Total non-cash production cost		$4,267	$1,104	$-	$-	$5,371	$4,431	$774	$-	$-	5,205
Cash mining cost	C	11,039	3,385	-	-	14,424	11,168	2,824	-	-	13,992
Shipping cost	D	545	-	-	-	545	642	-	-	-	642
Cash milling cost	E	1,857	1,278	-	-	3,135	1,501	1,011	-	-	2,512
Total cash production cost		$13,441	$4,663	$-	$-	$18,104	$13,311	$3,835	$-	$-	$17,146
General and administrative		1,727	655	130	3,838	6,350	1,395	549	113	2,687	4,744
Property evaluation and business development**		-	-	53	337	390	-	-	-	185	185
Amortization included in general and administrative		(140)	(98)	(97)	(146)	(481)	(115)	(90)	(83)	(120)	(408)
Government fees and other taxes		548	142	1	-	691	458	81	1	-	540
Reclamation accretion		53	6	9	-	68	55	6	8	-	69
Lease payment		-	-	-	156	156	-	-	-	132	132
Adjustment for aggregate plant operations*		(74)	-	-	-	(74)	-	-	-	-	-
Sustaining capital expenditures		4,997	941	-	70	6,008	5,454	1,042	-	189	6,685
All-in sustaining production cost	F	$20,552	$6,309	$96	$4,255	$31,212	$20,558	$5,423	$39	$3,073	$29,093
Non-sustaining capital expenditures		4,971	171	133	-	5,275	1,611	274	87	-	$1,972
All in production cost	G	$25,523	$6,480	$229	$4,255	$36,487	$22,169	$5,697	$126	$3,073	$31,065
Ore mined ('000s)	H	142.907	88.328	-	-	231.235	174.176	80.379	-		254.555
Ore shipped ('000s)	I	151.693	88.328	-	-	240.021	176.317	80.379	-		256.696
Ore milled ('000s)	J	155.407	87.670	-	-	243.077	177.689	84.637	-		262.326
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	27.53	11.14	-	-	21.27	23.82	8.37	-	-	18.94
Non-cash milling cost ($/tonne)	L=B/J	2.14	1.37	-	-	1.86	1.59	1.19	-	-	1.46
Non-cash production cost ($/tonne)	M=K+L	$29.67	$12.51	$-	$-	$23.13	$25.41	$9.56	$-	$-	$20.40
Cash mining cost ($/tonne)	N=C/H	77.25	38.32	-	-	62.38	64.12	35.13	-	-	54.97
Shipping costs ($/tonne)	O=D/I	3.59	-	-	-	2.27	3.64	-	-	-	2.50
Cash milling costs ($/tonne)	P=E/J	11.95	14.58	-	-	12.90	8.45	11.95	-	-	9.58
Cash production costs ($/tonne)	Q=N+O+P	$92.79	$52.90	$-	$-	$77.55	$76.21	$47.08	$-	$-	$67.05
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$138.55	$71.67	$-	$-	$131.48	$116.99	$65.84	$-	$-	$112.59
All in costs ($/tonne)	S=P+(G-F)/J	$170.53	$73.63	$-	$-	$153.18	$126.06	$69.08	$-	$-	$120.11

* Adjustments to exclude the operating costs of the aggregate plant.
**Recovery of $3,970, arising from the break fee of $6,497 (CAD$9,000) received from Guyana Goldfields Inc. net of expenses of $2,527, was excluded for the three months ended June 30, 2020.

11.	Critical Accounting Policies, Judgments, and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates and judgements that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies, judgements and estimates are described in Note 2 of the unaudited condensed consolidated interim financial statements for the three months ended June 30, 2021, as well as the audited financial statements for the year ended March 31, 2021.

12.	New Accounting Standards

(a)	Adoption of new accounting standards

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use

The Company adopted Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use, on April 1, 2021 and the adoption has no material impact on the Company’s financial statements. In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(b)	Accounting standards not yet effective

New accounting standards and interpretations published, but not mandatory for the current period and not yet early adopted by the Company, are not expected to have a material impact on the Company in the current or future reporting periods.

13.	Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s website www.silvercorp.ca;

(c) may be found in the Company’s Annual Information Form; and

(d) is also provided in the Company’s annual audited consolidated financial statements as of June 30, 2021.

14.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding - 176,149,963 common shares with a recorded value of $251.8 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
373,750	$2.60	2021-11-16
125,000	$3.40	2021-08-24
575,335	$5.46	2025-05-26
490,000	$9.45	2025-11-11
1,564,085

(c)	Restricted Share Units (RSUs)

Outstanding - 2,140,250 RSUs with an average grant date closing price of CAD$6.31 per share.

15.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China and Mexico; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports,

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Form 40-F, and Audited Consolidated Financial Statements, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

  COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time.

The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

  Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and cost of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

  Permits, licenses and national security clearance

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. No guarantee can be given that the national security clearance for Zhonghe Silver Project will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

  Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

Most of the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

Most of the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

  Regulatory environment in China

The Company conducts its mining operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to reevaluate those activities at that time. The Company’s compliance with environmental laws and regulations entails uncertain cost.

  Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i)	environmental hazards;
(ii)	discharge of pollutants or hazardous chemicals;
(iii)	industrial accidents;
(iv)	failure of processing and mining equipment;
(v)	labour disputes;
(vi)	supply problems and delays;

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

(vii)	encountering unusual or unexpected geologic formations or other geological or grade problems;
(viii)	encountering unanticipated ground or water conditions;
(ix)	cave-ins, pit wall failures, flooding, rock bursts and fire;
(x)	periodic interruptions due to inclement or hazardous weather conditions;
(xi)	equipment breakdown;
(xii)	other unanticipated difficulties or interruptions in development, construction or production;
(xiii)	other acts of God or unfavourable operating conditions; and
(xiv)	health and safety risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

  Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade, or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

  General Economic Conditions

General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

(i)	significant disruption to the global economic conditions caused by COVID-19 as discussed above;
(ii)	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;
(iii)	the volatility of silver, gold and other metal prices would impact our revenues, profits, losses and cash flow;
(iv)	recessionary pressures could adversely impact demand for our production;
(v)	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and
(vi)	the devaluation and volatility of global stock markets could impact the valuation of our equity and other

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

securities.

16.	Disclosure Controls and Procedures

(a)	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by and/or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of June 30, 2021 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

(b)	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the fiscal year ended June 30, 2021 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

17.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Yong-Jae Kim, General Counsel & Corporate Secretary

David Kong, Director	Lon Shaver, Vice President

Marina A. Katusa, Director

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

  projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis;

  statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

  plans, projections and estimates included in the Fiscal 2021 Guidance and the Fiscal 2022 Guidance;

  timing of national security clearance related to acquisition of the Zhonghe Project by the relevant governmental authorities and the Company’s expectation that it will enter into the mineral rights transfer contract with respect to the Zhonghe Project; and

  timing of receipt of permits, licenses, and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

  COVID-19;

  fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour cost;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China, Mexico and Canada;

  environmental risks;

  mining operations;

  cybersecurity;

  general economic conditions; and

  matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2021
(Expressed in thousands of U.S. dollars, except per share data or unless otherwise stated)

  Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, licenses or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 30